April 25, 2025

James Mabry IV
Chief Financial Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804

       Re: Renasant Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-13253
Dear James Mabry IV:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance